CUSIP No. G57279104

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 6)*

Under the Securities Exchange Act of 1934

Luxoft Holding, Inc.

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

Class A Ordinary Shares: G57279104

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G57279104

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IBS Group Holding Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Isle of Man
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,164,248(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,164,248(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,164,248(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 33.1% (1)(2)
12	TYPE OF REPORTING PERSON CO

(1)

Includes 11,117,582 Class B Ordinary Shares and 46,666 Class A Ordinary Shares each held indirectly by IBS Group Holding Limited through its wholly owned subsidiaries Awosting Ltd. and Codeffroy Ltd. IBS Group Holding Limited is controlled by Croyton Limited, which serves as the trustee for IBS Group founders trust. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, including dividend and liquidation rights, except with respect to voting and conversion. Each Class A Ordinary Share is entitled to one vote per share. Each Class B Ordinary Share is entitled to 10 votes per share and it is convertible at any time into one Class A Ordinary Share.

(2)	Assumes conversion of all such reporting person’s Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. G57279104

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Awosting Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,392,100(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,392,100(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,392,100(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 24.9% (1)(2)
12	TYPE OF REPORTING PERSON CO

(1)

Includes 8,387,100 Class B Ordinary Shares and 5,000 Class A Ordinary Shares each held directly by Awosting Ltd. Awosting Ltd. is a wholly owned subsidiary of IBS Group Holding Limited. IBS Group Holding Limited is controlled by Croyton Limited, which serves as the trustee for IBS Group founders trust. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, including dividend and liquidation rights, except with respect to voting and conversion. Each Class A Ordinary Share is entitled to one vote per share. Each Class B Ordinary Share is entitled to 10 votes per share and it is convertible at any time into one Class A Ordinary Share.

(2)	Assumes conversion of all such reporting person’s Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. G57279104

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Codeffroy Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,772,148(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,772,148(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,772,148(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2% (1)(2)
12	TYPE OF REPORTING PERSON CO

(1)

Includes 2,730,482 Class B Ordinary Shares and 41,666 Class A Ordinary Shares each held directly by Codeffroy Ltd. Codeffroy Ltd. is a wholly owned subsidiary of IBS Group Holding Limited. IBS Group Holding Limited is controlled by Croyton Limited, which serves as the trustee for IBS Group founders trust. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, including dividend and liquidation rights, except with respect to voting and conversion. Each Class A Ordinary Share is entitled to one vote per share. Each Class B Ordinary Share is entitled to 10 votes per share and it is convertible at any time into one Class A Ordinary Share.

(2)	Assumes conversion of all such reporting person’s Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. G57279104

Item 1.

(a)	Name of Issuer:

Luxoft Holding, Inc

(b)	Address of Issuer’s Principal Executive Offices:

Gubelstrasse 24

6300 Zug, Switzerland

Item 2.

(a)	Name of Person Filing:

IBS Group Holding Limited

Awosting Ltd.

Codeffroy Ltd.

(b)	Address of Principal Business Office:

c/o IBS Group Holding Limited

11 Hope Street,

Douglas, Isle of Man,

IM1 1AQ

(c)	Citizenship:

IBS Group Holding Limited: Isle of Man

Awosting Ltd.: British Virgin Islands

Codeffroy Ltd.: British Virgin Islands

(d)	Title of Class of Securities:

Class A Ordinary Shares

(e)	CUSIP Number:

Class A Ordinary Shares: G57279104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

CUSIP No. G57279104

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percent of the class of securities of the issuer identified in Item 1.

Pursuant to rule 13d-3(d)(1), all Class B Ordinary Shares (which are convertible into Class A Ordinary Shares) held by the reporting persons were deemed to be converted for the purpose of (i) determining the aggregate amount of Class A Ordinary Shares beneficially owned by the reporting person and (ii) calculating the percentages of the Class A Ordinary Shares owned by such persons. Consequently, all Class A Ordinary Shares amounts and percentages are inclusive, where applicable, of the Class B Ordinary Share amounts and percentages set forth herein. The percentages of ownership set forth below are based on 22,519,379 shares of Class A Ordinary Shares outstanding as of December 31, 2018 as reported by the Issuer to the reporting persons.

IBS Group Holding Limited

(a) Amount Beneficially Owned:

See the responses to Item 9 on page 2.

(b) Percent of class:

See the responses to Item 11 on page 2.

(c) Number of Shares as to which the person has

(i) Sole power to vote or to direct the vote

See the responses to Item 5 on page 2.

(ii) Shared power to vote or to direct the vote

See the responses to Item 6 on page 2.

(iii) Sole power to dispose or to direct the disposition of

See the responses to Item 7 on page 2.

(iv) Shared power to dispose or to direct the disposition

See the responses to Item 8 on page 2.

Awosting Ltd.

(a) Amount Beneficially Owned:

See the responses to Item 9 on page 3.

(b) Percent of class:

See the responses to Item 11 on page 3.

(c) Number of Shares as to which the person has

(i) Sole power to vote or to direct the vote

See the responses to Item 5 on page 3.

(ii) Shared power to vote or to direct the vote

See the responses to Item 6 on page 3.

CUSIP No. G57279104

(iii) Sole power to dispose or to direct the disposition of

See the responses to Item 7 on page 3.

(iv) Shared power to dispose or to direct the disposition

See the responses to Item 8 on page 3.

Codeffroy Ltd.

(a) Amount Beneficially Owned:

See the responses to Item 9 on page 4.

(b) Percent of class:

See the responses to Item 11 on page 4.

(c) Number of Shares as to which the person has

(i) Sole power to vote or to direct the vote

See the responses to Item 5 on page 4.

(ii) Shared power to vote or to direct the vote

See the responses to Item 6 on page 4.

(iii) Sole power to dispose or to direct the disposition of

See the responses to Item 7 on page 4.

(iv) Shared power to dispose or to direct the disposition

See the responses to Item 8 on page 4.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of a Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. G57279104

After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2019	IBS Group Holding Limited

	By:	/s/ Glen Granovsky
	Name:	Glen Granovsky
	Title:	Director

Awosting Ltd.

	By:	Ramsey Directors LTD, Its Director

	By:	/s/ Robert Langer
	Name:	Robert Langer
	Title:	Director

Codeffroy Ltd.

	By:	Ramsey Directors LTD, Its Director

	By:	/s/ Robert Langer
	Name:	Robert Langer
	Title:	Director

CUSIP No. G57279104

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 the undersigned herby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned shares of Luxoft Holding, Inc. Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. In accordance with Rule 13d-1(k)1, the undersigned herby agree to the joint filing with each other on behalf of each of them of such a statement on Schedule 13G and any amendments thereto with respect to the equity securities (as defined in Rule 13d-1(i) of the issuer, beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13G and any amendments thereto.

This agreement may be executed in any number of counterparts, each of which shall be deemed original.

Dated: January 24, 2019	IBS Group Holding Limited

	By:	/s/ Glen Granovsky
	Name:	Glen Granovsky
	Title:	Director

Awosting Ltd.

	By:	Ramsey Directors LTD, Its Director

	By:	/s/ Robert Langer
	Name:	Robert Langer
	Title:	Director

Codeffroy Ltd.

	By:	Ramsey Directors LTD, Its Director

	By:	/s/ Robert Langer
	Name:	Robert Langer
	Title:	Director